UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83422E 105	13D	Page 2 of 8

1	Names of reporting persons BCLS SB Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 528,660 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 528,660 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 528,660 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.4%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 3 of 8

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 267,257 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 267,257 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 267,257 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 4 of 8

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC, SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 2,301,955 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 2,301,955 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,301,955 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 6.0%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 5 of 8

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 32,550 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 32,550 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 32,550 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 6 of 8

1	Names of reporting persons BCLS II Equity Opportunities, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 904,160 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 904,160 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 904,160 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 2.4%
14	Type of reporting person PN

CUSIP No. 83422E 105	13D	Page 7 of 8

This Amendment No. 9 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by BCLS SB Investco, LP on February 1, 2018, as amended by Amendment No. 1 filed on July 30, 2019, Amendment No. 2 filed on December 11, 2020, Amendment No. 3 filed on March 25, 2021, Amendment No. 4 filed on August 18, 2022, Amendment No. 5 filed on October 3, 2022, Amendment No. 6 filed on December 5, 2022, Amendment No. 7 filed on January 10, 2024 and Amendment No. 8 filed on January 12, 2024 (the “Initial Statement” and, as further amended by this Amendment No. 9, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

On June 7, 2024, Adam Koppel, a Partner of BCLSI, tendered his resignation from the Issuer’s Board of Directors, effective as of June 11, 2024.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2024	BCLS SB Investco, LP

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

Bain Capital Life Sciences Fund II, L.P.

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

BCLS II Investco, LP

By: BCLS II Investco (GP), LLC, its general partner

By: Bain Capital Life Sciences Fund II, L.P., its managing member

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC, its general partner

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Authorized Signatory

BCLS II Equity Opportunities, LP

By: BCLS II Equity Opportunities GP, LLC, its general partner

By: Bain Capital Life Sciences Fund II, L.P., its manager

By: Bain Capital Life Sciences Investors II, LLC, its general partner

By: Bain Capital Life Sciences Investors, LLC, its manager

	By:	/s/ Adam Koppel
	Name:	Adam Koppel
	Title:	Partner